Exhibit 99.2

Financial Results Overview

Revenues

For the three months ended September 30, 2007, total revenues amounted to $29.38million, an increase by $4.97 million, compared to $24.41 million for the same period of the prior year, representing a 20.36% increase.

Of the total revenues of $29.38 million, the integrated contract revenue accounted for $27.97 million, an increase by $4.35 million, compared to $23.62 million for the same period of the prior year, representing an 18.42% increase. The increase was primarily due to a greater number of integrated contracts being performed during the three months ended September 30, 2007. There were 1,027 contracts being performed during that period compared to 927 for the same period of the prior year, a 10.79% increase.

Of the $29.38 million of total revenues, $1.41 million related to product revenue, an increase of $0.62 million over the $0.79 million in product revenue for the same period of the prior year, a 78.48% increase. Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during the period.

Cost of revenues

The total cost of revenues amounted to $19.47 million, an increase by $4.92 million compared to $14.55 million for the same period of the prior year, representing a 33.81% increase. The increase was due to the facts that cost of product sold increased $0.23 million, and cost of integrated contracts increased by $4.69 million period over period.

The total cost of integrated contracts was $19.0 million for the three months ended September 30, 2007, compared to $14.31 million for the same period of the prior year, representing an increase of $4.69 million, or a 32.77% increase. The breakdown of such increase was as follow: an increase of $1.65 million in other manufacturing expense, an increase of $2.78 million in cost of equipment and materials, and an increase of $0.26 million in labor cost.

As a percentage of integrated contract revenue, labor cost accounted for 5.03%, which increased slightly from 4.8% for the same period of the prior year, cost of equipment and materials accounted for 47.26% compared to 44.2% for the same period of the prior year, the increase reflected the general increase in raw materials price level, and other manufacturing expenses accounted for 15.64% compared to 11.5% for the same period of the prior year, as the high speed rail automation project booked in the same period of prior year earned a higher margin with less manufacturing expenses incurred. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the three months ended September 30, 2007 was $0.47 million, an increase of $0.23 million, or 95.83%, compared to $0.24 million for the same period of the prior year.

Gross margin

As a percentage to total revenues, the overall gross margin was 33.7% for the three months ended September 30, 2007, compared to 40.4% for the same period in the prior year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 32.08% for the three months ended September 30, 2007 compared to 39.4% for the same period of the prior year. The decrease in gross margin was mainly due to the general increase in raw materials costs, and the high speed rail automation project booked in the same period at the prior year with a higher margin of 43% earned with a lower than average manufacturing expenses incurred.
Selling expenses

Selling expenses were $2.26 million for the three months ended September 30, 2007, an increase of 10.78%, or $0.22 million, compared to $2.04 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 7.69% and 8.4% for the three months ended September 30, 2007 and 2006, respectively.

General and administrative expenses

General and administrative expenses amounted to $14.14 million for the three months ended September 30, 2007, an increase of $13.02 million compared to $1.12 million for the same period of the prior year, representing an increase of 1,162.5%. The increase in general and administrative expenses was mainly due to a stock compensation expenses of $12.75 million, the increase in professional service fees charged by lawyers and auditors in respect of the business combination with Chardan North China Acquisition by $0.2 million, and the increase in administrative staff cost by $0.1 million. As a percentage to total revenues, general and administrative expenses was 48.1% and 4.6% for the three months ended September 30, 2007 and 2006, respectively. Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 4.73% for the three months ended September 30, 2007.

Pursuant to the stock purchase agreement under the redomestication merger, the Company will issue 2 million shares to the HollySys stockholders if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using the US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management anticipates that the Company will achieve such earn-out target for the abovementioned period. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued proportional to the period ended September 30, 2007 as stock compensation expenses and $12.75 million was booked.

Research and development expenses

Research and development expenses were presented at a net basis on the statement of income as $0.19 million for the three months ended September 30, 2007 compared to $0.16 million in the same period of the prior year. The fact was that gross research and development expenses amounted to $0.63 million and $0.54 million for the three months ended September, 2007 and 2006, respectively. The gross research and development expenses were offset against subsidy income of $0.44 million and $0.38 million for the three months ended September 30, 2007 and 2006, respectively. As a percentage to total revenues, gross research and development expenses was 2.1% and 2.2% for the three months ended September 30, 2007 and 2006, respectively.

Income (loss) from operations

Income from operations decreased by $13.24 million, or 202.45%, from $6.54 million for the three months ended September 30, 2006 to a loss of $(6.70) million for the three months ended September 30, 2007, mainly due to the stock compensation expenses recognized. As a percentage to total revenues, the operating income for the three months ended September 30, 2007 excluding the stock compensation expenses was 20.6% compared to 26.8% for the same period in the prior year. The drop in income from operations as a percentage of total revenues was mainly due to the decrease in gross margin.

Interest expenses, net

For the three months ended September 30, 2007, net interest expenses increased by $3.09 million, or 1,030%, from $0.30 million for the same period of the prior year to $3.39 million. As a percentage to total revenues, the net interest expense for the three months ended September 30, 2007 was 11.5% compared to 1.2% for the same period of the prior year. Such increase was due to $2.42 million being the amortization of discount on notes payable and $0.67 million being the interest on notes payable, such expenses and notes payable did not exist in the prior year.

Subsidy income

Gross subsidy income received from the government for the three months ended September 30, 2007 amounted to $1.33 million, increased by $0.6 million as compared to $0.73 million for the three months ended September 30, 2006. Proceeds from subsidies used to offset gross research and development expenses amounted to $0.44 million and $0.38 million for the three months ended September 30, 2007 and 2006, respectively. The net amount of subsidy income were $0.89 million and $0.35 million for the three months ended September 30, 2007 and 2006, respectively, which was presented on the statement of income.

Income taxes expenses

For the three months ended September 30, 2007, the Company’s income tax expense was $0.64 million, an increase by $0.26 million as compared to $0.38 million for the same period of the prior year. The effective tax rate for the three months ended September 30, 2007 excluding the stock compensation expenses was 16.93%, as compared to 5.94% for the same period of the prior year. Such an increase in effective tax rate was mainly due to the non-deductibility of the amortization of discount and interest on the notes payable.

Net income (loss) and Earnings (loss) per share

For the three months ended September 30, 2007, the Company’s net loss amounted to $(10.42) million or $(0.43) per diluted share, a decrease by $15.66 million or $0.67 per share as compared to a net income of $5.24 million or $0.24 per diluted share for the same period of the prior year. Such decrease was primarily due to the stock compensation expenses of $12.75 million and the increase in net interest expenses of $3.09 million related to the notes payable as mentioned above.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period. The backlog as of September 30, 2007 amounted to $112.27 million, representing an increase of 14.61%, compared to $97.96 million as of September 30, 2006.

Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $30.77 million and the carry forward amount of the outstanding contracts from the prior year was $81.50 million, while the total backlog at September 30, 2006 comprised of $22.32 million from new contracts signed in that period, and $75.64 million from contracts carried forward from prior year, respectively.

The following table sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	For Fiscal years Ended June 30,			For Three months Ended September 30ô
	2005	2006	2007	2006	2007
Number of new contracts won during the period	702	927	1,161	275	370
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$36.89	$42.52
Average value per contract	$128,286	$126,397	$119,526	$134,152	$114,916

	As of June 30,			As of September 30,	As of September 30,
Backlog Situation:	2005	2006	2007	2006	2007
Contracts newly entered and unfinished (million)	$46.95	$54.95	$67.6	$22.32	$30.77
Contracts started in the prior year and unfinished (million)	$23.98	$31.80	$34.32	$75.64	$81.50
Total amount of backlog (million)	$70.93	$86.75	$101.92	$97.96	$112.27

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past few years.

Accounts receivable

Based on the prevailing collection practice in China, it is a reasonable expectation for enterprises in the automation industry to take over one year to collect billed amounts. The Company considers billed accounts receivable over one year as past due in line with its operations cycle. The components of accounts receivable were as follows:

	June 30,		September 30,
	2006	2007	2007
			(unaudited)
Billed accounts receivable	$25,776,682	$47,038,531	$49,426,800
Unbilled account receivable	42,912,201	43,170,940	44,487,449

	$68,688,883	$90,209,471	$93,914,249

The Company provides a bad debt provision based on the age of billed accounts receivable and factors surrounding the credit risk of specific customers. Management believes that the long-term relationships with customers and continuously providing services to them will minimize the risk of bad debts. Based on historical experience, the bad debt allowances are determined using a percentage method as follows.

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

The aging of billed accounts receivable and the corresponding bad debt provision as of September 30 and June 30, 2007, are as follows:

	Under 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5+ Years
09/30/07
Ending Balance	39,103,090	4,929,157	2,926,151	1,366,348	358,100	743,954
Percentage	78.50%	10.26%	6.09%	2.85%	0.75%	1.55%
Reported Bad Debt Provision	746,074	246,458	438,924	694,451	179,050	743,954

06/30/07
Ending Balance	37,634,850	4,008,102	3,325,697	1,105,508	255,006	709,368
Percentage	80.07%	8.52%	7.07%	2.35%	0.54%	1.51%
Reported Bad Debt Provision	728,921	200,405	517,726	552,754	127,503	709,368

Although these figures may seem optimistic based on western credit and payment practices, they are consistent with the experience that the Company has had in the PRC, where many accounts outstanding for extended periods are eventually paid. The Company also establishes additional bad debt provisions for individual customers if there is a deterioration of the customer’s credit worthiness, and if actual defaults in a current period are higher than the historical experience.

The Company includes any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed or are deemed futile, the receivable is written off against the allowance.

The following table presents allowance activities in accounts receivable.

	June 30,		September 30,
	2006	2007	2007
			(Unaudited)
Beginning balance	$1,461,645	$1,751,247	$2,836,677
Additions charged to expense	664,282	1,086,169	212,234
Recovery	(179,059)	-	-
Write-off	(195,621)	(739)	-

Ending balance	$1,751,247	$2,836,677	$3,048,911

Inventories

	June 30		September 30,
	2006	2007	2007
			(Unaudited)
Raw materials	$2,787,715	$4,051,066	$7,270,712
Work in progress	1,503,618	4,772,607	5,051,015
Finished goods	3,915,887	5,412,551	8,273,002
Low value consumables	16,429	17,032	47,843
Provision	(392,807)	(345,976)	(284,404)

	$7,830,842	$13,907,280	$20,358,168

Inventories are composed of raw materials and production consumables, work-in-process and finished products. Inventories are stated at the lower of cost or market value based on the weighted average method. The work-in-process represents the costs of projects which have been initiated in accordance with specific contracts and are not yet completed. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished products by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on sales ability and obsolescence.

The increase in raw materials during the period was attributable to the purchases of materials for the production of the Company’s LK series large-scale programmable logic controllers, with which the demand is expected to be increased in the coming quarters. The increase in finished goods during the period was attributable to the purchases of outsourced equipment especially for the system integration projects which require mainly imported products with longer delivery time.

Tax effect on Re-domestication

The Company has assessed the potential tax liability that may arise from the re-domestication merger with Chardan North China Acquisition Corporation. The merger was structured to qualify as an outbound reorganization under Internal Revenue Code ("IRC") Section 368(a)(1)(F). If a US domestic corporation transfers all of its assets to a foreign corporation in such reorganization, IRC Section 367 requires the recognition of gain. CNCAC is generally required to recognize gain, but not loss, as a result of the re-domestication merger, equals to the difference between the adjusted tax basis in CNCAC’s assets and such asset’s fair market value at the effective time of the re-domestication merger. With reference to an independent valuer’s report, together with substantial evaluations and assumptions made by the management based on material facts, the Company estimates that the potential US capital gain tax liability to be $473,700 as of date of merger. A provision for such tax liability is recorded and charged to equity as part of the recapitalization. The actual tax amount will be subject to IRS’ assessment and examination which may result in a higher tax amount being charged, but the management believes that sufficient provision has been made for such tax liability and further tax amount being charged is remote.